UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Paramount Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)
69924R108
(CUSIP Number)

February 13, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

 ____________________________

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 69924R108	13G

1.	NAMES OF REPORTING PERSONS WvF 718, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER None
6.	SHARED VOTING POWER 10,514,230
7.	SOLE DISPOSITIVE POWER None
8.	SHARED DISPOSITIVE POWER 10,514,230
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,514,230
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.962%
12.	TYPE OF REPORTING PERSON* PN

CUSIP No. 69924R108	13G

1.	NAMES OF REPORTING PERSONS WvF Real Estate Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER None
6.	SHARED VOTING POWER 10,514,230
7.	SOLE DISPOSITIVE POWER None
8.	SHARED DISPOSITIVE POWER 10,514,230
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,514,230
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.962%
12.	TYPE OF REPORTING PERSON* PN

CUSIP No. 69924R108	13G

1.	NAMES OF REPORTING PERSONS US Real Estate Holding AG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER None
6.	SHARED VOTING POWER 10,514,230
7.	SOLE DISPOSITIVE POWER None
8.	SHARED DISPOSITIVE POWER 10,514,230
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,514,230
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.962%
12.	TYPE OF REPORTING PERSON* CO

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Statement on Schedule 13G originally filed on November 26, 2014 by WvF 718, L.P., a Delaware limited partnership, WvF Real Estate Fund, L.P., a Delaware limited partnership, and US Real Estate Holding AG, a corporation organized under the laws of Switzerland (the “Schedule 13G”), relating to the shares (the “Shares”) of common stock, $0.01 par value per share, of Paramount Group, Inc., a Maryland corporation (the “Issuer”). Unless otherwise defined herein, all capitalized terms shall have the meaning ascribed to them in the Schedule 13G.

The items of the Schedule 13G set forth below are hereby amended and supplemented as follows:

Item 5.	Ownership of Five Percent or Less of a Class.

Item 5 is amended and restated in its entirety as follows:

If this statement is being filed to report the fact that as of the date hereof each reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [X]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WvF 718, L.P.
By: WvF 718, Inc., its general partner
February 13, 2015
(Date)
/s/ Günter Koller
(Signature)
Günter Koller, President and Chief Operating Officer
(Name/Title)

WvF Real Estate Fund, L.P.
By: WvF 745, L.P., its general partner
By: WvF 745, Inc., its general partner
February 13, 2015
(Date)
/s/ Günter Koller
(Signature)
Günter Koller, President and Chief Operating Officer
(Name/Title)

US Real Estate Holding AG
February 13, 2015
(Date)
/s/ Günter Koller
(Signature)
Member of the Board of Directors
(Name/Title)